UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2025

Mr. Cooper Group Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-14667	91-1653725
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8950 Cypress Waters Blvd.

Coppell, TX 75019

(Address of Principal Executive Offices, and Zip Code)

Registrant’s Telephone Number, Including Area Code: (469) 549-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	COOP	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on March 31, 2025, Mr. Cooper Group Inc. (“Mr. Cooper”), Rocket Companies, Inc. (“Rocket”), Maverick Merger Sub, Inc., a direct, wholly owned subsidiary of Rocket (“Maverick Merger Subsidiary”), and Maverick Merger Sub 2, LLC, a direct, wholly owned subsidiary of Rocket (“Forward Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions therein, Maverick Merger Subsidiary will be merged with and into Mr. Cooper, with Mr. Cooper surviving as a direct, wholly owned subsidiary of Rocket (the “Maverick Merger”), and immediately following such Maverick Merger, Mr. Cooper will merge with and into Forward Merger Subsidiary, with Forward Merger Subsidiary surviving as a wholly owned subsidiary of Rocket (together with the Maverick Merger, the “Mergers”).

In connection with the Mergers and in coordination with Rocket, on September 22, 2025, (1) Nationstar Mortgage Holdings Inc. (a wholly owned subsidiary of Mr. Cooper, “Nationstar”) provided notice to U.S. Bank Trust Company, National Association (in such capacity, the “2026 Notes Trustee”) under that certain Indenture, dated as of January 19, 2021 (as amended, supplemented or otherwise modified from time to time, the “2026 Indenture”), by and among Nationstar (as successor-in-interest to Home Point Capital Inc.), the guarantors party thereto and the 2026 Trustee, and to the holders of the 2026 Notes (as defined below), (2) Nationstar provided notice to Computershare Trust Company, National Association (as successor to Wells Fargo Bank, National Association) (in such capacity, the “2027 Notes Trustee”) under that certain Indenture, dated as of January 16, 2020 (as amended, supplemented or otherwise modified from time to time, the “2027 Indenture”), by and among Nationstar, the guarantors party thereto and the 2027 Trustee, and to the holders of the 2027 Notes and (3) Nationstar provided notice to Computershare Trust Company, National Association (as successor to Wells Fargo Bank, National Association) (in such capacity, the “2028 Notes Trustee”), dated as of August 6, 2020 (as amended, supplemented or otherwise modified from time to time, the “2028 Indenture”), by and among Nationstar, the guarantors party thereto and the 2028 Trustee, and the holders of the 2028 Notes, that on October 1, 2025 (the “Redemption Date”), Nationstar will redeem (1) all of Nationstar’s outstanding 5.000% Senior Notes due 2026 (the “2026 Notes”) at a redemption price of 100% thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Redemption Date, (2) all of Nationstar’s outstanding 6.000% Senior Notes due 2027 (the “2027 Notes”) at a redemption price of 100% thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Redemption Date, and (3) all of Nationstar’s outstanding 5.500% Senior Notes due 2028 (the “2028 Notes” and, together with the 2026 Notes and the 2027 Notes, the “Notes”) at a redemption price of 100% thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Redemption Date, in accordance with the terms of the 2026 Indenture, 2027 Indenture or 2028 Indenture, as applicable (collectively, the “Redemptions”), in each case, subject to the satisfaction (or waiver by Nationstar) on or prior to the Redemption Date of the Merger Condition (as defined below).

The consummation of each Redemption is subject to and conditioned upon the consummation of the Mergers on terms and conditions set forth in the Merger Agreement on or prior to 9:00 a.m., New York City time, on the Redemption Date (the “Merger Condition”). If the Merger Condition is not satisfied by 9:00 a.m., New York City time, on the Redemption Date, then Nationstar may specify a later Redemption Date or rescind the conditional notices of redemption. If the Merger Condition is not satisfied on or prior to 9:00 a.m., New York City time, on the then-applicable Redemption Date, no redemption of the Notes will take place on such Redemption Date. The parties’ obligations to consummate the Mergers are conditioned upon (1) the receipt of regulatory approvals, (2) approval of the Mr. Cooper stockholders and (3) certain other customary closing conditions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding the proposed transaction between Rocket and Mr. Cooper and other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Mr. Cooper’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Mr. Cooper’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others with whom Rocket or Mr. Cooper does business, or on Rocket’s or Mr. Cooper’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Mr. Cooper’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Mr. Cooper may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Mr. Cooper’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the transaction may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xiii) the risk that integration of the Rocket and Mr. Cooper businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the transaction, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Mr. Cooper.

These risks, as well as other risks related to the proposed transaction, are more fully described in the Joint Proxy and Information Statement/Prospectus filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the Joint Proxy and Information Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2025	Mr. Cooper Group Inc.

	By:	/s/ Kurt Johnson
Kurt Johnson
Executive Vice President & Chief Financial Officer